UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PHARMATHENE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
42224H104
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		394,667(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		394,667(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

394,667(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP ”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”) and MPM Asset Management Investors 2004 BVIII LLC (“AM LLC”) (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of common stock of the Issuer and 40,662 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III-QP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		5,869,246 (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,869,246 (2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,869,246 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 5,264,543 shares of common stock of the Issuer and 604,703 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III GmbH & Co. Beteiligungs KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7.	SOLE VOTING POWER

NUMBER OF		496,007 (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		496,007 (2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,007 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 444,904 shares of common stock of the Issuer and 51,103 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III Parallel Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		177,271 (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		177,271 (2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

177,271 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 159,007 shares of common stock of the Issuer and 18,264 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors 2004 BVIII LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		139,531 (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		139,531 (2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,531 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 125,155 shares of common stock of the Issuer and 14,376 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,937,191 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

6,937,191 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,937,191 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,937,191 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

6,937,191 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,937,191 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,076,722 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		1,104 (2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,104 (2)

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,077,826 (2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Represents shares of common stock of the Issuer underlying an option to purchase shares of common stock that has vested or will vest within 60 days of this report.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(4) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Nicholas Galakatos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,076,722 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Dennis Henner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,076,722 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Nicholas Simon III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,076,722 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Michael Steinmetz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,076,722 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

CUSIP No.	42224H104

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Kurt Wheeler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,076,722 (2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

7,076,722 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,076,722 (2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Consists of 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC.
(3) This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 14, 2007, as amended by Amendment No. 1 to Schedule 13D originally filed with the SEC on August 4, 2009 (as amended, the “Original Schedule 13D”). The persons filing this statement are MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM Asset Management Investors 2004 BVIII LLC (“AM LLC”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Original Schedule 13D, as amended by this Amendment No. 2 (the “Schedule 13D”), relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pharmathene, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 2 amends the Original Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Original Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:
On November 3, 2010, the Issuer completed an underwritten public offering of 4,300,000 shares of its common stock at a public offering price of $3.50 per share resulting in gross proceeds to the Issuer of approximately $15,000,000, before deducting underwriting discounts and offering fees and expenses (the “Offering”). The MPM Entities participated in the Offering and acquired an aggregate of 430,000 shares of common stock of the Issuer (the “Shares”), for a total purchase price of $1,505,000. BV III purchased 23,981 shares, BV III QP purchased 356,630 shares, BV III KG purchased 30,139 shares, BV III PF purchased 10,772 shares and AM LLC purchased 8,478 shares.
In addition, the MPM Entities agreed, pursuant to an early conversion agreement (the “Early Conversion Agreement”), to convert their 10% senior convertible notes (the “Notes”). In exchange for the MPM Entities’ election to convert the notes prior to their July 2011 maturity, in addition to receiving shares of the Issuer’s common stock as a result of the conversion, they received cash payments corresponding to the interest foregone, i.e. the interest such holders would have received between the conversion date and the maturity date had they held the note through maturity. The MPM Entities received an aggregate of 2,428,171 shares of Common Stock in connection with the conversion of the Notes, for a total conversion price of $6,171,601.10. BV III received 135,419 shares, BV III QP received 2,013,859 shares, BV III KG received 170,191 shares, BV III PF received 60,826 shares and AM LLC received 47,876 shares.
The funds used by the MPM Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the MPM Entities.
Item 4. Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby supplemented by adding the following:
The Issuer completed the Offering on November 3, 2010. The MPM Entities participated in the Offering and acquired the Shares for a total purchase price of $1,505,000. The MPM Entities participated in the Offering for investment purposes and in order to provide funding to the Issuer.
The MPM Entities acquired the securities of the Issuer for investment purposes, except as otherwise stated herein. Subject to the foregoing, as of the date of the filing of this Amendment No. 2, none of the

MPM Entities has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The MPM Entities intend to review from time to time their investment in the Issuer and depending on such review may consider various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the MPM Entities of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the MPM Entities and general stock market and economic conditions, the MPM Entities may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.
Item 5. Interest in Securities of the Issuer.
Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:
The following information with respect to the ownership of the Issuer’s securities by the persons filing this Statement is provided as of the date of this filing:

	Shares	Warrants	Options	Sole	Shared	Sole	Shared
MPM	Held	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Entity	Directly	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
BV III	354,005	40,662	0	394,667	0	394,667	0	394,667	1.0%
BV III QP	5,264,543	604,703	0	5,869,246	0	5,869,246	0	5,869,246	13.9%
BV III KG	444,904	51,103	0	496,007	0	496,007	0	496,007	1.2%
BV III PF	159,007	18,264	0	177,271	0	177,271	0	177,271	0.4%
AM LLC	125,155	14,376	0	139,531	0	139,531	0	139,531	0.3%
BV III GP(2)	0	0	0	0	6,937,191	0	6,937,191	6,937,191	16.4%
BV III LLC(2)	0	0	0	0	6,937,191	0	6,937,191	6,937,191	16.4%
Luke Evnin(3)	0	0	0	0	7,076,722	0	7,076,722	7,076,722	16.7%
Ansbert Gadicke(3) (4)	0	0	1,104	1,104	7,076,722	1,104	7,076,722	7,077,826	16.7%
Nicholas Galakatos(3)	0	0	0	0	7,076,722	0	7,076,722	7,076,722	16.7%
Michael Steinmetz(3)	0	0	0	0	7,076,722	0	7,076,722	7,076,722	16.7%
Kurt Wheeler(3)	0	0	0	0	7,076,722	0	7,076,722	7,076,722	16.7%
Nicholas Simon III(3)	0	0	0	0	7,076,722	0	7,076,722	7,076,722	16.7%
Dennis Henner(3)	0	0	0	0	7,076,722	0	7,076,722	7,076,722	16.7%

(1)	This percentage is calculated based upon 41,553,661 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 40,908,661 shares of the Issuer’s common stock outstanding on November 9, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the

Securities and Exchange Commission on November 15, 2010 and (ii) 645,000 shares of common stock issued pursuant to the exercise by the underwriters of their over-allotment option in connection with the Offering.

(2)	BV III GP and BV III LLC are the direct and indirect general partners of BV III, BV III QP, BV III KG and BV III PF. The securities are held as follows: 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF.

(3)	The Reporting Person is a member of BV III LLC and AM LLC. The securities are held as follows: 354,005 shares of Common Stock and 40,662 shares of Common Stock issuable upon exercise of warrants held by BV III; 5,264,543 shares of Common Stock and 604,703 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 444,904 shares of Common Stock and 51,103 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 159,007 shares of Common Stock and 18,264 shares of Common Stock issuable upon exercise of warrants held by BV III PF; and 125,155 shares of Common Stock and 14,376 shares of Common Stock issuable upon exercise of warrants held by AM LLC.

(4)	Includes 1,104 shares issuable upon the exercise of options that are exercisable within 60 days of the filing date.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby supplemented by adding the following:
On December 8, 2010, the MPM Entities entered into a pre-arranged stock trading plan (the “Trading Plan”) to sell shares of the Issuer’s Common Stock. The Trading Plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The Trading Plan entered into by the Reporting Person provides for the sale, over a period of approximately 24 months, with such sales potentially beginning as early as December 2010, of an aggregate of up to 6,347,614 shares of the Issuer’s Common Stock, subject to various floor prices.
The description contained in this Amendment No. 3 of the Trading Plan is qualified in its entirety by reference to the full text of the Trading Plan, a copy of which is filed herewith as Exhibit 9 and incorporated by reference in this Amendment No. 3.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby supplemented by adding the following in appropriate numerical order:

Exhibit No.	Description

1.	Agreement regarding joint filing of Schedule 13D.

6.	Prospectus Supplement filed pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

7.	Underwriting Agreement dated as of October 28, 2010 by and among the Issuer and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on November 1, 2010 (SEC File No. 001-32587)).

8.	Early Conversion Agreement (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed on November 1, 2010 (SEC File No. 001-32587)).

9.	Trading Plan.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2010

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2004 BVIII LLC		MPM BIOVENTURES III GP, L.P.
		By:	MPM BioVentures III LLC,
its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Manager		Title: Series A Member

MPM BIOVENTURES III LLC

By:	/s/ Luke Evnin	/s/ Luke Evnin

	Name: Luke Evnin	Luke Evnin
Title: Series A Member

/s/ Ansbert Gadicke	/s/ Nichoals Galakatos

Ansbert Gadicke	Nicholas Galakatos

/s/ Michael Steinmetz	/s/ Kurt Wheeler

Michael Steinmetz	Kurt Wheeler

/s/ Nicholas Simon III	/s/ Dennis Henner

Nicholas Simon III	Dennis Henner

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA

Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA
Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM
BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and
MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2004 BVIII LLC
Citizenship: USA

Exhibit Index

Exhibit No.	Description

1.	Agreement regarding joint filing of Schedule 13D.

6.	Prospectus Supplement filed pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

7.	Underwriting Agreement dated as of October 28, 2010 by and among the Issuer and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on November 1, 2010 (SEC File No. 001-32587)).

8.	Early Conversion Agreement (incorporated by reference to Exhibit 1.2 to the Issuer’s Current Report on Form 8-K filed on November 1, 2010 (SEC File No. 001-32587)).

9.	Trading Plan